IMPLANT SCIENCES CORPORATION
107 Audubon Road #5
Wakefield, MA 01880

                                     December 26, 2006

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission
Mail Stop 6010
Washington, D.C. 20549

Attn: Ms. Peggy Fisher
Assistant Director

Re:  Implant Sciences International Inc. (the “Registrant”)
Registration Statement on Form S-3
SEC File No. 333-12991

Dear Madame:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Registrant hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 9:00 A.M. on Thursday, December 28, 2006, or as soon as thereafter practicable.

Please note that we acknowledge the following:

o	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

o
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

o
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                              Very truly yours,
                                              /s/ Anthony J. Armini
                                                                             Anthony J. Armini
                                                                          Chief Executive Officer